Exhibit 1

Lipman Electronic Engineering Announces
Shareholder Approval of Merger with VeriFone

ROSH HAAYIN, Israel — September 14, 2006 — Lipman Electronic Engineering Ltd. (Nasdaq, TASE: LPMA) today announced that at its special meeting of shareholders held today, the shareholders voted to approve, adopt and ratify the merger agreement with VeriFone Holdings, Inc. (NYSE: PAY) and to approve the merger of a VeriFone subsidiary with Lipman, so that Lipman would become a wholly-owned subsidiary of VeriFone. The shareholders also approved the amendment to the articles of association of the company relating to exculpation, insurance and indemnity of directors and officers, and approved the amendment of the indemnification agreements with the company's directors.

On April 10, 2006, VeriFone and Lipman announced the signing of the merger agreement. The merger is expected to be completed on November 1, 2006, after satisfaction of the closing conditions set forth in the merger agreement, including the receipt by VeriFone of the approval of its stockholders at a special meeting to be held on September 15, 2006.

About Lipman

Lipman is a leading worldwide provider of electronic payment systems. Lipman develops, manufactures and markets a variety of handheld, wireless and landline POS terminals, electronic cash registers, retail ATM units, PIN pads and smart card readers, as well as integrated PIN and smart card (‘‘Chip & PIN’’) solutions. In addition, Lipman develops technologically advanced software platforms that offer comprehensive and customized transaction processing solutions for its customers, as well as managed professional services such as on-site and call-center support with remote terminal management.

Lipman's corporate headquarters and R&D facilities are located in Israel. Lipman also maintains offices in the US, United Kingdom, Turkey, China, Spain, Finland, Russia, Italy, Canada, Germany, Brazil, Argentina, Mexico, Australia and India.

For more information visit www.lipman.biz.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Statements concerning Lipman's business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, including statements as to the anticipated closing date of Lipman’s proposed merger with VeriFone, are ‘‘forward-looking statements’’ as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the ability of Lipman and VeriFone to satisfy the conditions to the closing of the proposed merger; our dependence on distributors and customers; the competitive market for our products; market acceptance of new products and continuing products; timely product and technology development/upgrades and the ability to manage changing market conditions; manufacturing in Israel; compliance with industry and government standards and regulations; dependence on key personnel; possible business disruption from acquisitions; and other factors detailed in Lipman's filings with the U.S. Securities and Exchange Commission. Lipman assumes no obligation to update the information in this release.

For further information please contact
Maya Lustig
Investor Relations & Public Relations Manager
Lipman
Tel: 972-3-9028603
Maya_l@lipman.co.il